NUCO2 INC.

2800 SE Market Place

Stuart, FL 34997

February 3, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	NuCO2 Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File No. 0-27378

Ladies and Gentlemen:

The numbers set forth below correspond to the numbers indicated on the Staff’s comment letter dated January 26, 2006 on the Form 10-K for the fiscal year ended June 30, 2005 (the “10-K”) of NuCO2 Inc. (the “Company”). The Company’s responses to the Staff’s comments are as follows:

1.	In future filings, we will disclose the amount of future taxable income required for the Company to utilize its deferred tax asset.
2.

At the time of the filing of the 10-K, we believed that the separate presentation of non-current deferred tax assets and the non-current deferred tax liability in the balance sheet as of June 30, 2005 was appropriate. Prior to the filing of our Form 10-Q for the quarter ended September 30, 2005 (the “10-Q”), we determined that presentation of non-current deferred tax assets and the non-current deferred tax liability as a single amount was appropriate and in the 10-Q, non-current deferred tax assets and the non-current deferred tax liability is presented as a single amount in the balance sheet as of both September 30, 2005 and June 30, 2005. We believe that revision to the 10-K is unnecessary since to obtain the amount of non-current deferred tax assets, net, it is necessary only to combine the separate amounts of non-current deferred tax assets and the non-current deferred tax liability. In future filings, we will continue to present non-current deferred tax assets and the non-current deferred tax liability as a single amount.

3.

In future filings, we will revise the disclosure concerning revenue recognition to clarify that on the contract anniversary date, we record revenue for contract billings in excess of actual deliveries of CO2 only for budget plan customers that have not used their entire annual CO2 allowance. Under the budget plan, customers are billed an equal monthly amount which includes CO2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a “take-or pay” contract as defined in SFAS No. 47 as the budget plan purchaser must make specified minimum payments even if it does not take delivery of the contracted products or services.

The Company, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” segregates the revenue recognition into its two deliverable components for tank rental and CO2 deliveries and only records revenue for CO2 actually delivered until the contract anniversary date at which time the product allowance is reset. Accordingly, at the contract anniversary date the Company records revenue for contract billings in excess of actual deliveries (if any).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have been responsive to each of the Staff’s comments. Should the Staff have any questions or further comments, please contact the undersigned at (772) 221-1754.

Very truly yours,

/s/ Robert R. Galvin
Robert R. Galvin,
Chief Financial Officer